June 22, 2006

Via EDGAR and U.S Mail

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	AmSouth Bancorporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File Number 001-07476

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated June 9, 2006, addressed to Alton E. Yother regarding your review of AmSouth Bancorporation’s (“AmSouth”) response dated May 11, 2006 to your letter dated April 28, 2006. Detailed responses are included in this letter. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the copy of the letter of comment referenced above.

1)	We note your response to prior comment 1. We understand your concern regarding the submission of information regarding litigation matters, which will ultimately become publicly available; however, such information may be submitted with a request for confidential treatment. Please submit the information requested in our prior comment letter, and consult your legal counsel regarding the procedures for filing such a request.

We have the analysis requested. As discussed with Margaret Fitzgerald via phone conversation on June 12, and confirmed in the attached letter (Attachment 1), our response to this item will be provided shortly after our legal counsel completes discussions with the Staff to confirm the procedures for requesting confidential treatment.

2)

We note your response to prior comment 2. In a telephone conference with the staff on June 6, 2006 you clarified that AmSouth does not hold the option to call the debt. The call option may be exercised by the underwriting bank and AmSouth has no involvement in the negotiations or option to exercise the call. If the underwriting bank chooses not to exercise the call option, the debt is subject to a mandatory put option at par on the coupon reset date (February 1, 2008). As a result, it does not appear that the call feature is a term extending option. We do not believe AmSouth qualifies for the shortcut method of accounting for this hedging relationship because it fails paragraph 68(d) of SFAS 133. As a result, we believe you should consider the assumption of “no hedge accounting” for purposes of assessing the materiality of this error. If you believe the impact is not material, please provide us your analysis of materiality covering all periods since inception of the hedging relationship, including annual and quarterly periods.

AmSouth has analyzed the materiality of this “error” using Staff Accounting Bulletin (SAB) 99 (as codified into Topic 1M, Materiality) as guidance. AmSouth analyzed all periods covered by the Form 10-K under review, which are summarized in Attachment 2 and include the five annual periods 2001 to 2005 and quarterly periods for the years ending 2004 and 2005. AmSouth considered among other qualitative aspects, the following factors in its evaluation:

•	The precision of measurement;

•	The effect on changes in earnings or other trends or potentially hiding a failure to meet analysts’ consensus expectations

•	The effect on a segment or other portion of the business

•	The effect of compliance with regulatory requirements

•	The effect on management’s compensation

AmSouth has concluded that the impact of the “error” on the above criteria was minimal and, therefore, is not material.

3)	We note your response to prior comment 3. Paragraph 68(f) of SFAS 133 requires that the expiration date of the swap match the maturity date of the interest-bearing liability. DIG E4 clearly states the verb “match” as used in paragraph 68 of SFAS 133 means to be exactly the same or correspond exactly. Given the difference in maturity date (one day), we do not believe AmSouth qualifies for the shortcut method of accounting for this hedging relationship. As a result, we believe you should calculate the impact of this error assuming you had properly documented a long haul method of accounting for measuring and assessing effectiveness and continue to use a long haul methodology, as opposed to the shortcut method of accounting, on a prospective basis. Please provide us your analysis of materiality if you do not believe the impact to historical periods is material.

AmSouth has analyzed the materiality of this “error” under the long haul method using SAB 99 as guidance. AmSouth analyzed all periods covered by the Form 10-K under review, which are summarized in Attachment 2 and include the five annual periods 2001 to 2005 and quarterly periods for the years ending 2004 and 2005. AmSouth considered among other qualitative aspects, the following factors in its evaluation:

•	The precision of measurement;

•	The effect on changes in earnings or other trends or potentially hiding a failure to meet analysts’ consensus expectations

•	The effect on a segment or other portion of the business

•	The effect of compliance with regulatory requirements

•	The effect on management’s compensation

AmSouth has concluded that the impact of the error on the above criteria was minimal and, therefore, is not material. AmSouth agrees to use the long-haul methodology on a prospective basis.

In responding to Staff questions or agreeing to different or additional disclosures, AmSouth continues to believe that our prior disclosures were appropriate. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/ Alton E. Yother

Alton E. Yother

Chief Financial Officer

cc:	Margaret Fitzgerald
Staff	Accountant
SEC,	Division of Corporation Finance

[AMSOUTH LETTERHEAD APPEARS HERE]

Attachment 1

June 12, 2006

Via U.S. Mail and Facsimile (202) 772-9208

Ms. Margaret Fitzgerald

Staff Accountant

Division of Corporate Finance

Mail Stop 4561

Securities and Exchange Commission

Washington, DC 20549

Re:	AmSouth Bancorporation Form 10K for Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File No. 001-07476

Dear Ms. Fitzgerald:

Thank you for your letter of June 9, 2006. As we discussed today, our response to item 1 will be provided after certain AmSouth personnel return from vacation (on approximately June 20, 2006), and we have our external legal counsel follow the discussed-procedures for submitting our response. Our response should be submitted shortly thereafter.

Our responses to items 2 and 3 will be submitted within the 10-day time period.

Thank you.

Yours truly,

/s/ John D. Buchanan

John D. Buchanan

cc:	Alton E. Yother Larry Mingledorff

Attachment 2

AmSouth Bank

Summary Changes in Derivative Fair Values 2008 Sub Debt

2001 to 2005

	Quarterly/Annual Effect Increase/(Decrease)	Reported Pre-tax Income	Difference as a Percent of Pre-Tax Income
2005	(8,003,885)	1,054,581,000	-0.76%
12/31/05	(1,697,764)	267,685,000	-0.63%
9/30/05	(2,788,933)	262,677,000	-1.06%
6/30/05	751,437	269,152,000	0.28%
3/31/05	(4,268,624)	255,067,000	-1.67%
2004	(6,631,068)	977,451,000	-0.68%
12/31/04	(2,700,447)	254,835,000	-1.06%
9/30/04	1,599,512	251,771,000	0.64%
6/30/04	(7,967,799)	241,292,000	-3.30%
3/31/04	2,437,666	229,553,000	1.06%
2003	(3,440,502)	891,136,000	-0.39%
2002	15,335,239	871,829,000	1.76%
2001 *	7,225,026	770,612,000	0.94%

*	Inception of hedging relationship as designated upon adoption of FAS 133

AmSouth Bank

Summary Changes in Derivative Fair Values 2013 Sub Debt

2003 to 2005

	Quarterly/Annual Effect Increase/(Decrease)	Reported Pre-tax Income	Difference as a Percent of Pre-Tax Income
2005	892,378	1,054,581,000	0.08%
12/31/05	193,393	267,685,000	0.07%
9/30/05	366,887	262,677,000	0.14%
6/30/05	(9,069)	269,152,000	0.00%
3/31/05	341,167	255,067,000	0.13%
2004	1,149,979	977,451,000	0.12%
12/31/04	332,983	254,835,000	0.13%
9/30/04	(28,187)	251,771,000	-0.01%
6/30/04	847,756	241,292,000	0.35%
3/31/04	(2,573)	229,553,000	0.00%
2003 **	657,541	891,136,000	-0.92%

**	Inception of the swap and hedging relationship.